2007 | First Midwest Bancorp, Inc.

Keefe, Bruyette & Woods

Regional Bank Conference

Boston, MA

March 1, 2007

Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth, and operating strategies. Actual results, performance, or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties, and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.

First Midwest:
Chicago's Premier Independent Company

I. Chicago Marketplace Introduction

II. 2006 Performance Highlights

III. Superior Long-Term Performance

IV. Principal Drivers Of Performance

V. 2007 Outlook

I. Chicago Marketplace Introduction

Chicago MSA (1)


Wisconsin
Chicago
Iowa
Indiana
Illinois
Missouri
Kentucky

Population:	**9.4 Million**
	(3rd Largest MSA)
Deposits:	**$261.1 Billion**
Deposit Concentration:	**42.2%** (2)

Sources: Population numbers - Claritas 2006 Estimates.
Deposit numbers are FDIC data as of June 30, 2006 – includes all banks, thrifts – does not include credit unions.

(1) MSA as defined by US Census Bureau.
(2) Deposit concentration represents the aggregate market share of the four largest firms.

Chicago MSA Comparison[1]

	Chicago MSA	New York MSA	Los Angeles MSA
2006-2011 Population Growth	**3.4%**	2.0%	5.5%
Average Household Income	**$77,427**	$80,690	$73,593
Median Income Producing Assets	**$61,271**	$55,662	$45,611
Homeowners	**66.1%**	51.2%	50.1%

Source: Claritas 2006 Estimates
(1) MSA as defined by US Census Bureau.

Chicago MSA Comparison[1]

	Chicago MSA	New York MSA	Los Angeles MSA
# of Bank Branches	**3,153**	5,430	2,319
% Increase Since 2002[2]	**29.6%**	**13.9%**	**10.6%**
Banking Institutions	**266**	211	155
Total Deposits	**$261.1 Billion**	$829.8 Billion	$287.1 Billion
Average 5 Year Deposit Growth	**5.5%**	10.5%	9.7%
Deposit Concentration[3]	**42.2%**	56.8%	47.5%

Source: FIDC data as of June 30, 2006 – includes all banks, thrifts – does not include credit unions.
(1) MSA as defined by US Census Bureau.
(2) Chicago branches in 2002 = 2,433, NY = 4,765, LA = 2,095
(3) Deposit concentration represents the aggregate market share of the four largest firms.

Chicago MSA - *Top 15 Banks*

Rank	Bank[1]	2006 Deposits '000	Branches in MSA	MSA Share
1	JP Morgan Chase	40,082,127	341	15.35
2	LaSalle Bank	36,964,783	142	14.16
3	Harris	25,583,773	200	9.80
4	Fifth Third	8,464,094	137	3.24
5	Corus Bankshares	8,320,397	14	3.19
6	Royal Bank of Scotland	7,313,103	131	2.80
7	Northern Trust	7,296,736	18	2.79
8	Wintrust	7,206,254	68	2.76
9	CitiGroup	6,734,590	54	2.58
10	MB Financial [2]	5,938,464	62	2.28
11	MAF Bancorp	5,700,470	58	2.18
12	**First Midwest Bank**	**5,694,390**	**84**	**2.16**
13	National City	4,917,452	67	1.88
14	Bank of America	4,744,656	43	1.82
15	TCF	2,997,126	214	1.15

Source: FDIC as of June 30, 2006.
(1) Where applicable, detail provided represents the aggregate of independent bank charters.
(2) MB Financial includes the recent acquisition of First Oak Brook/Oak Brook Bank.

FMB Chicago Footprint

	FMB Footprint (1)	Chicago MSA
2006 Population	**6,030,556**	9,486,011
2006-2011 Population Growth	**5.4%**	3.4%
Average Household Income	**$86,554**	$77,427
Median Income Producing Assets	**$76,646**	$61,271
Homeowners	**77%**	66%

Source: Claritas 2006 Estimates

(1) FMB Footprint represents every county in the Chicago area where a FMB branch is present: DuPage, Lake, McHenry, Will, Kane, and Suburban Cook Counties in Illinois and Lake County in Indiana.

First Midwest: Who We Are

- **$8.4 Billion Assets**
  - $6.2 Billion Deposits, 90% Deposits In Suburban Chicago
  - $5.0 Billion Loans
  - $3.6 Billion Trust Assets Under Management
  - $523 Million Investments Under Management
- **260,000 Relationships**
  - 238,000 Retail Clients
  - 22,000 Commercial Clients
  - 3,100 Trust Clients
  - 14,000 Investment Clients
- **15th Out Of 150 Top Performers**[1]
- **102 Offices/130 ATM's/Full Service Electronic Banking**

(1) Bank Director Magazine 4th Quarter 2005, Top 150 Largest Publicly Traded Banks And Thrifts Based on scorecard: Profitability, Capital Adequacy, and Asset Quality based on data four linked quarters 3rd and 4th quarter 2004, 1st and 2nd quarter 2005.

Suburban Chicago Franchise


Existing Locations
Operations Centers
Planned FMB Facilities
First Midwest Bank Amphitheatre
McHenry
Lake
Cook
Kane
Chicago
Du Page
IL
Lake Michigan
Kendall
Will
Porter
LaSalle
Grundy
Lake
IN

II. 2006 Performance Highlights

2006 Performance Highlights

- **Profitability Above Peer**
  - **ROE** — **16.87 %**
  - **ROA** — **1.42 %**
  - **Earnings Per Share** — **$2.37**
    - Stock Option Expense [1] — **$0.04**
- **Continued Growth**
  - **Bank Calumet**
    - **$1.4 Billion Assets**
    - **$0.7 Billion Loans**
    - **$0.9 Billion Deposits**
  - **Corporate Loans Up 9.0%** [2]
- **Solid Credit Quality**
  - **Nonperforming Assets Ratio** — **0.38 %**
- **Efficiency** — **50.53%**

(1) Based on $2.8 million in stock option expense pursuant to the adoption of Financial Accounting Standards Board Statement 123 (revised 2004), "Share-Based Payment," on January 1, 2006.

(2) Excluding the impact of Bank Calumet.

2006 Peer Comparison

	First Midwest	Peer	% Difference
Return On Assets	1.42%	1.21%	+17%
Return On Equity	16.87%	11.29%	+49%
Nonperforming Asset Ratio	0.38%	0.57%	-33%
Net Interest Margin	3.67%	3.69%	- 1%
Efficiency Ratio	50.53%	63.32%	-20%

Note: Data represents the peer median. Peer includes AMFI, CFR, FCF, FULT, GBBK, MBFI, PBKS, SKYF, SUSQ, UCBH, WTNY, WL, and WTFC.
Data represents performance for the quarter ending December 31, 2006 as obtained from SNL Financial.

III. Superior Long-Term Performance

Consistent Long Term Performance


$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$40.00
$36.00
$32.00
$28.00
$24.00
$20.00
$16.00
$12.00
$8.00
$4.00
$0.00
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
EPS
Dividends

Source: SNL Financial and Bloomberg LP. * CAGR = compound annual growth rate. Market data through 12/31/06.

Outperforming Over The Long Term


ROA
FMBI
Peer
1.6%
1.5%
1.4%
1.3%
1.2%
1.1%
1.0%
0.9%
0.8%
0.7%
0.6%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006


ROE
FMBI
Peer
18.6%
16.6%
14.6%
12.6%
10.6%
8.6%
6.6%
4.6%
2.6%
0.6%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Note: Data represents the peer median. Peer includes AMFI, CFR, FCF, FULT, GBBK, MBFI, PBKS, SKYF, SUSQ, UCBH, WTNY, WL, and WTFC.

Outperforming …


Net Interest Margin
FMBI
Peer
5.0%
4.8%
4.6%
4.4%
4.2%
4.0%
3.8%
3.6%
3.4%
3.2%
3.0%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006


Efficiency Ratio
FMBI
Peer
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006


Non-Performing Assets
FMBI
Peer
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Note: Data represents the peer median. Peer includes AMFI, CFR, FCF, FULT, GBBK, MBFI, PBKS, SKYF, SUSQ, UCBH, WTNY, WL, and WTFC.

Securities Performance


FTE Yield On Average Securities (%)
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
1996Y 1997Y 1998Y 1999Y 2000Y 2001Y 2002Y 2003Y 2004Y 2005Y 2006Q3
Metro Peers
FMBI


Net Unrealized Gains/AFS (%)
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
-1.50%
-2.00%
-2.50%
1996Y 1997Y 1998Y 1999Y 2000Y 2001Y 2002Y 2003Y 2004Y 2005Y 2006Q3
Metro Peers
FMBI

IV. Principal Drivers Of Performance

Drivers Of Performance

1. **Strong Organizational Management**

2. **Value-Based Control Management**

3. **Relationship Banking Discipline**

1. Strong Organizational Management

- **Mission Centered**
- **Plan Driven**
- **Research Based**
- **Employee Focused**
  - **Tenure**
  - **Compensation Alignment**
  - **Succession**
  - **Development**

2. Value-Based Control Management

- **Disciplined Credit Culture**
  - Diversified Portfolio Risk
  - Local Market Focus
- **Operational Efficiency Emphasis**
  - Continuous Business Process Improvement
  - Six Sigma Disciplines
  - State of the Art Operations Centers
- **Rigorous Treasury Management**

3. Relationship Banking Discipline

- **Line of Business Orientation**
  - Commercial
  - Retail

- **Key Differentiators**
  - Relationship Focused
  - Proven Sales Process

Chicagoland's Premier Bank For Business

- **7 Lines Of Business**
  - Commercial and Industrial
  - Commercial Real Estate
  - Cash Management
  - Small Business
  - Trust
  - Private Banking
  - Agriculture

- **Consultative Needs-Based Sales Approach**

Commercial Presence In Marketplace

- **180 Relationship Managers**
- **30,000 Calls Made In Marketplace**
- **4,000 Referrals**
- **800 Client Relationship Plans Delivered**

Chicagoland's Premier Bank For Retail

- **Focused Sales**
  - 88 Offices, 6th Largest Suburban Branch Presence
  - Customer Care Center
  - First Midwest Direct
  - Electronic Delivery Channels
  - Robust Workforce Outreach Program

- **Key Differentiators**
  - Targeted Market Approach
  - Client Segmentation Modeling

Retail Presence In Marketplace

- **1,000 Retail Bankers**
- **1,600,000 Direct Marketing Contacts**
- **300,000 Client Contacts**
- **75,000 Referrals**
- **12,000 Marketplace Calls**

V. 2007 Outlook
Leveraging Our Strengths

2007 Outlook

- Solid Growth Through Focused Sales
- Guarding Credit Quality and Costs
- Continued Expense Management
- Evaluate Acquisition Opportunities

Solid Growth Through Focused Sales

- **Bringing Sales Process To Northwest Indiana**
- **Well Positioned In Marketplace**
- **Continued Growth in**
  - **Commercial Relationships**
  - **Transactional Deposits**
  - **Revenue Business**

Guarding Credit Quality

- **Seasoned Credit Administration**
- **Local Market and Diversified Portfolio**
- **Early Identification and Prevention**
- **Rigorous Remediation**

Continued Expense Management

- **Continuous Business Process Improvement**
- **Maximize Service Delivery Efficiencies**
- **Sharpen Contribution Analytics**

Evaluate Acquisition Opportunities

- **Environment Creating Opportunities**
- **Leveraging Our Proven Value Added Formula**
  - **Strong, Long Term Consistent Performance**
  - **Creditability**
  - **Capacity**

Why First Midwest?

Why First Midwest?

- **Track Record of Performance**
- **Dedication To Corporate Mission**
- **Proven Management Process**
- **Solid Market Presence**
- **Effective Operating Plan**

To Request Additional Information Please Contact:

Michael L. Scudder
EVP, Chief Financial Officer
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143
P (630) 875-7283
F (630) 875-7369
mike.scudder@firstmidwest.com

Selected Financial Information

First Midwest Bancorp, Inc.

Selected Financial Information
(Amounts in thousands, except per share data)

	2006					2005					2004	2003
	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	Dec. 31/YTD
Period-End Balance Sheet												
Total assets	$8,441,526	$8,441,526	$8,596,864	$8,692,828	$8,715,524	$7,210,151	$7,210,151	$7,201,261	$7,073,141	$6,910,482	$6,863,381	$6,906,658
Securities HTM - amortized cost	91,380	91,380	98,745	116,707	121,012	56,772	56,772	49,118	67,503	73,725	64,576	67,446
Securities HTM - fair market value	91,602	91,602	99,019	116,922	121,026	56,791	56,791	49,153	67,544	73,758	64,618	67,513
Securities AFS - fair market value	2,442,674	2,442,674	2,561,962	2,593,715	2,654,189	2,286,630	2,286,630	2,299,250	2,264,616	2,170,720	2,179,438	2,229,650
Mortgages held for sale	4,760	4,760	6,186	3,000	3,050	4,301	4,301	7,241	7,079	5,915	4,251	9,620
Loans:												
Commercial and industrial	1,547,081	1,547,081	1,584,626	1,550,730	1,524,978	1,161,660	1,161,660	1,209,916	1,215,038	1,158,819	1,146,168	1,052,117
Agricultural	158,305	158,305	149,453	140,440	134,708	131,689	131,689	121,430	121,092	107,265	107,059	94,983
Real estate - commercial	1,852,557	1,852,557	1,873,539	1,873,402	1,811,045	1,729,009	1,729,009	1,630,687	1,562,550	1,529,942	1,493,855	1,393,420
Real estate - construction	583,761	583,761	565,707	539,915	463,367	413,286	413,286	435,534	407,395	421,258	427,248	453,429
Real estate - 1-4 family	215,464	215,464	213,614	220,377	349,934	143,286	143,286	129,763	121,387	108,316	92,512	170,245
Direct consumer	573,128	573,128	587,556	601,420	625,189	570,042	570,042	576,298	579,696	576,955	576,691	543,161
Indirect consumer	78,648	78,648	95,059	115,061	132,914	157,219	157,219	183,638	216,010	251,173	291,745	352,427
Total loans	5,008,944	5,008,944	5,069,554	5,041,345	5,042,135	4,306,191	4,306,191	4,287,266	4,223,168	4,153,728	4,135,278	4,059,782
Other Assets:												
Other earning assets	5,081	5,081	3,330	4,399	5,464	1,607	1,607	868	169	168	330	5,789
Total earning assets	7,552,839	7,552,839	7,739,777	7,759,166	7,825,850	6,655,501	6,655,501	6,643,743	6,562,535	6,404,256	6,383,873	6,372,287
Corporate owned life insurance	196,598	196,598	194,632	193,048	194,333	156,441	156,441	155,005	153,777	152,554	151,359	146,421
Intangibles:												
Goodwill	262,195	262,195	262,229	266,037	264,900	85,962	85,962	84,547	84,547	84,547	84,547	83,735
Other intangibles	30,463	30,463	31,610	32,766	29,939	10,035	10,035	10,567	11,100	11,633	12,165	15,533
Total intangibles	292,658	292,658	293,839	298,803	294,839	95,997	95,997	95,114	95,647	96,180	96,712	99,268
Deposits:												
Demand deposits	1,124,081	1,124,081	1,068,815	1,125,448	1,105,452	976,557	976,557	961,615	942,602	911,721	922,540	859,080
Interest bearing deposits	5,043,135	5,043,135	5,160,575	5,132,737	4,945,387	4,171,275	4,171,275	4,264,232	4,145,827	4,051,138	3,982,838	3,956,028
Total deposits	6,167,216	6,167,216	6,229,390	6,258,185	6,050,839	5,147,832	5,147,832	5,225,847	5,088,429	4,962,859	4,905,378	4,815,108
Fed funds purchased and repurchase agreements	612,608	612,608	520,616	912,806	803,943	746,057	746,057	697,609	726,205	739,077	704,589	879,709
Other borrowed funds	569,660	569,660	774,700	499,747	825,141	548,475	548,475	523,542	523,609	440,676	513,743	491,963
Long-term debt	228,674	228,674	228,747	226,128	227,472	130,092	130,092	130,421	132,707	129,042	129,294	128,716
Stockholders' equity	$ 751,014	$ 751,014	$ 745,869	$ 694,938	$ 688,484	$ 544,068	$ 544,068	$ 536,181	$ 537,084	$ 519,163	$ 532,038	$ 522,540
Stockholders' equity, excluding OCI	$ 766,302	$ 766,302	$ 747,543	$ 728,113	$ 711,032	$ 552,352	$ 552,352	$ 542,125	$ 527,740	$ 524,490	$ 521,923	$ 489,884
Average Balance Sheet												
Total assets	$8,255,764	$8,502,699	$8,597,152	$8,668,348	$7,237,200	$7,042,670	$7,201,290	$7,115,579	$6,976,461	$6,873,037	$6,860,245	$6,199,663
Securities - HTM taxable	9,848	9,588	9,888	9,936	9,984	10,644	10,306	11,075	10,702	11,236	11,826	13,378
Securities - HTM tax-exempt	91,046	86,951	96,413	114,720	65,808	52,611	41,061	48,440	64,942	56,214	50,079	61,157
Securities - AFS taxable	1,515,276	1,493,117	1,569,185	1,596,625	1,400,563	1,587,973	1,595,861	1,601,054	1,579,866	1,573,988	1,412,866	1,466,925
Securities - AFS tax-exempt	998,727	1,021,820	1,037,147	1,041,464	892,653	643,422	739,753	649,875	610,165	571,980	658,998	656,624
Total loans	4,869,360	5,046,665	5,037,574	5,063,873	4,319,484	4,214,750	4,295,483	4,255,808	4,177,611	4,127,803	4,143,067	3,465,877
Other earning assets	10,892	10,459	8,552	10,767	13,853	7,917	9,572	8,795	8,998	4,238	30,344	30,372
Total earning assets	7,495,149	7,668,600	7,758,759	7,837,385	6,702,345	6,517,317	6,692,036	6,575,047	6,452,284	6,345,459	6,307,180	5,694,333
Deposits:												
Demand deposits	1,052,413	1,086,979	1,083,334	1,106,177	931,104	931,711	950,523	948,649	919,777	907,234	894,093	806,777
Savings deposits	653,321	679,681	674,039	697,663	560,364	615,324	576,291	607,929	633,417	644,492	646,214	498,798
NOW accounts	924,539	936,793	992,916	991,743	774,166	893,706	836,264	928,700	931,699	878,237	921,635	813,993
Money market deposits	867,775	882,627	919,889	948,992	717,199	672,411	674,351	654,160	675,828	685,633	732,456	616,868
Core transactional deposits	3,498,048	3,586,080	3,670,178	3,744,575	2,982,833	3,113,152	3,037,429	3,139,438	3,160,721	3,115,596	3,194,398	2,736,436
Time deposits > $100,000	746,036	854,693	805,129	699,235	621,877	604,270	630,323	635,570	611,727	538,105	510,490	528,219
Time deposits < $100,000	1,683,866	1,713,424	1,731,613	1,760,261	1,527,599	1,361,440	1,459,305	1,389,216	1,330,492	1,264,296	1,185,868	1,071,542
Total time deposits	2,429,902	2,568,117	2,536,742	2,459,496	2,149,476	1,965,710	2,089,628	2,024,786	1,942,219	1,802,401	1,696,358	1,599,761
Total deposits	5,927,950	6,154,197	6,206,920	6,204,071	5,132,309	5,078,862	5,127,057	5,164,224	5,102,940	4,917,997	4,890,756	4,336,197
FFP, repos, other borrowed funds	1,339,826	1,265,370	1,343,671	1,447,591	1,303,041	1,235,205	1,334,883	1,214,875	1,152,825	1,237,391	1,253,419	1,276,616
Long-term debt	206,449	228,746	226,187	227,460	142,236	130,377	130,414	132,683	129,083	129,291	128,454	15,515
Total funding sources	7,474,225	7,648,313	7,776,778	7,879,122	6,577,586	6,444,444	6,592,354	6,511,782	6,384,848	6,284,679	6,272,629	5,628,328
Stockholders' equity	695,020	762,535	724,695	698,388	592,263	538,515	541,351	542,803	535,645	534,132	530,721	507,580

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

First Midwest Bancorp, Inc.

Selected Financial Information

(Amounts in thousands, except per share data)

	2006					2005					2004	2003
	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	Dec. 31/YTD
Income Statement												
Interest income	$ 476,409	$ 125,397	$ 126,437	$ 123,050	$ 101,525	$ 366,700	$ 100,030	$ 94,257	$ 89,258	$ 83,155	$ 315,342	$ 291,067
Interest expense	224,550	62,634	60,764	57,092	44,060	130,850	40,681	34,276	29,847	26,046	86,478	81,313
Net interest income	251,859	62,763	65,673	65,958	57,465	235,850	59,349	59,981	59,411	57,109	228,864	209,754
Loan loss provision	10,229	3,865	2,715	2,059	1,590	8,930	2,780	1,200	1,800	3,150	12,923	10,805
Service charges on deposit accounts	40,036	10,594	10,971	10,847	7,624	30,199	8,308	7,752	7,446	6,693	28,837	27,924
Trust and investment management fees	14,269	3,666	3,736	3,695	3,172	12,593	3,059	3,255	3,150	3,129	11,888	10,810
Other service charges, commissions, and fees	20,135	5,362	5,471	4,837	4,465	17,572	4,479	4,881	4,402	3,810	15,147	16,187
Card-based fees	13,777	3,712	3,734	3,762	2,569	10,207	2,615	2,625	2,620	2,347	9,252	8,336
Subotal, total fee-based revenue	88,217	23,334	23,912	23,141	17,830	70,571	18,461	18,513	17,618	15,979	65,124	63,257
Corporate owned life insurance income	7,616	1,966	2,206	1,940	1,504	5,163	1,437	1,308	1,223	1,195	4,939	5,059
Security (losses) gains, net	4,269	3,371	509	20	369	(3,315)	(6,152)	292	(16)	2,561	8,222	2,988
(Losses) on early extinguishment of debt.	-	-	-	-	-	-	-	-	-	-	(2,653)	(6,025)
Other income	3,181	982	364	166	1,669	2,193	664	270	848	411	3,749	8,891
Total noninterest income	103,283	29,653	26,991	25,267	21,372	74,612	14,410	20,383	19,673	20,146	79,381	74,170
Salaries and employee benefits	106,201	26,507	27,023	27,039	25,632	95,179	23,991	24,276	24,059	22,853	92,171	84,284
Occupancy and equipment expense	30,380	7,747	8,133	7,911	6,589	25,173	6,457	6,260	6,100	6,356	24,862	22,487
Other real estate expense, net	843	96	175	449	123	931	175	141	383	232	1,272	636
Other intangibles amortization	4,039	1,148	1,156	1,175	560	2,130	532	533	532	533	2,130	38
Acquisition and restructure charges	1,753	-	-	1,753	-	-	-	-	-	-	650	2
Other expenses	49,399	12,297	12,631	13,663	10,808	42,290	11,423	10,898	10,171	9,798	42,253	42,005
Total noninterest expense	192,615	47,795	49,118	51,990	43,712	165,703	42,578	42,108	41,245	39,772	163,338	149,452
Pre-tax earnings	152,298	40,756	40,831	37,176	33,535	135,829	28,401	37,056	36,039	34,333	131,984	123,667
Income taxes	35,052	9,228	9,616	8,441	7,767	34,452	5,771	10,026	9,529	9,126	32,848	30,889
Net income	$ 117,246	$ 31,528	$ 31,215	$ 28,735	$ 25,768	$ 101,377	$ 22,630	$ 27,030	$ 26,510	$ 25,207	$ 99,136	$ 92,778
Basic earnings per share	$ 2.39	$ 0.63	$ 0.63	$ 0.58	$ 0.55	$ 2.22	$ 0.50	$ 0.60	$ 0.58	$ 0.55	$ 2.13	$ 1.99
Diluted earnings per share	$ 2.37	$ 0.63	$ 0.62	$ 0.57	$ 0.55	$ 2.21	$ 0.49	$ 0.59	$ 0.58	$ 0.55	$ 2.12	$ 1.97
Weighted average shares outstanding	49,102	49,991	49,940	49,896	46,532	45,567	45,390	45,385	45,627	45,872	46,469	46,671
Weighted average diluted shares outstanding	49,469	50,392	50,315	50,244	46,879	45,893	45,753	45,761	45,900	46,164	46,860	46,982
Tax equivalent adjustment (1)	$ 23,551	$ 5,882	$ 6,132	$ 6,383	$ 5,154	$ 16,080	$ 4,351	$ 4,035	$ 3,909	$ 3,785	$ 17,440	$ 17,642
Net interest income (FTE) (1)	$ 275,410	$ 68,645	$ 71,805	$ 72,341	$ 62,619	$ 251,930	$ 63,700	$ 64,016	$ 63,320	$ 60,894	$ 246,304	$ 227,396
Stock and related per share data:												
Book value	$ 15.01	$ 15.01	$ 14.92	$ 13.92	$ 13.81	$ 11.99	$ 11.99	$ 11.81	$ 11.83	$ 11.35	$ 11.55	$ 11.22
Tangible book value	9.16	9.16	9.04	7.93	7.89	9.87	9.87	9.72	9.72	9.25	9.45	9.09
Dividends declared per share	1.120	0.295	0.275	0.275	0.275	1.015	0.275	0.25	0.25	0.24	0.90	0.79
Market price - period high	39.52	39.52	38.89	37.52	37.14	39.25	39.25	39.18	36.45	36.75	38.30	32.80
Market price - period low	32.62	36.62	34.42	34.64	32.62	31.25	34.66	34.43	31.25	31.92	31.13	24.89
Closing price at period end	$ 38.68	$ 38.68	$ 37.89	$ 37.08	$ 36.57	$ 35.06	$ 35.06	$ 37.24	$ 35.08	$ 32.48	$ 36.29	$ 32.43
Closing price to book value	2.6	2.6	2.5	2.7	2.6	2.9	2.9	3.2	3.0	2.9	3.1	2.9
Period end shares outstanding	50,025	50,025	50,001	49,925	49,866	45,387	45,387	45,385	45,399	45,732	46,065	46,581
Period end treasury shares	41,576	41,576	41,600	41,676	41,735	11,540	11,540	11,542	11,528	11,195	10,862	10,346
Number of shares repurchased	23	1	10	10	2	857	-	134	358	365	897	842
Common dividends	$ 56,033	$ 14,779	$ 13,769	$ 13,749	$ 13,736	$ 46,238	$ 12,502	$ 11,363	$ 11,376	$ 10,997	$ 42,567	$ 36,842
Other Key Ratios/Data:												
Return on average equity (2)	16.87%	16.40%	17.09%	16.50%	17.64%	18.83%	16.58%	19.76%	19.85%	19.14%	18.68%	18.28%
Return on average assets (2)	1.42%	1.47%	1.44%	1.33%	1.44%	1.44%	1.25%	1.51%	1.52%	1.49%	1.45%	1.50%
Net interest margin (1)	3.67%	3.57%	3.69%	3.70%	3.76%	3.87%	3.79%	3.88%	3.93%	3.87%	3.91%	3.99%
Yield on average earning assets (1)	6.67%	6.81%	6.79%	6.62%	6.43%	5.87%	6.20%	5.95%	5.79%	5.53%	5.28%	5.42%
Cost of funds	3.50%	3.79%	3.60%	3.38%	3.16%	2.37%	2.86%	2.44%	2.19%	1.96%	1.61%	1.69%
Efficiency ratio (1)	50.53%	49.56%	49.06%	52.12%	51.51%	49.44%	49.76%	49.39%	48.75%	49.88%	50.11%	48.32%
Net noninterest expense ratio (2)	1.13%	1.00%	1.04%	1.24%	1.27%	1.25%	1.21%	1.23%	1.24%	1.31%	1.30%	1.17%
Effective income tax rate	23.0%	22.6%	23.6%	22.7%	23.2%	25.4%	20.3%	27.1%	26.4%	26.6%	24.9%	24.98%
Full time equivalent employees - end of period	1,892	1,892	1,845	1,898	2,012	1,635	1,635	1,600	1,628	1,630	1,630	1,646
Number of bank offices	99	99	99	99	99	67	67	67	67	67	67	66

Note: Discussion of footnotes (1) and (2) are located at the end of this document.

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

First Midwest Bancorp, Inc.

Selected Financial Information

(Amounts in thousands, except per share data)

	2006					2005					2004	2003
	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	Dec. 31/YTD
Parent Company Data:												
Parent investment in subsidiaries - end of period	$ 887,908	$ 887,908	$ 907,510	$ 882,891	$ 698,823	$ 604,112	$ 604,112	$ 602,861	$ 606,539	$ 588,643	$ 596,428	$ 554,585
Risk-Based Capital Data:												
Tier 1 capital	$ 598,755	$ 598,755	$ 578,809	$ 554,405	$ 541,291	$ 581,393	$ 581,393	$ 571,774	$ 557,036	$ 553,373	$ 550,310	$ 516,411
Tier 2 capital	162,266	162,266	162,264	162,250	162,207	56,393	56,393	56,283	56,262	56,244	56,718	56,404
Total capital	761,021	761,021	741,073	716,655	703,498	637,786	637,786	628,057	613,298	609,617	607,028	572,815
Risk-adjusted assets	$ 6,259,983	$ 6,259,983	$ 6,363,958	$ 6,415,479	$ 6,355,337	$ 5,424,063	$ 5,424,063	$ 5,482,484	$ 5,402,907	$ 5,287,767	$ 5,267,528	$ 5,020,253
Tier 1 capital / risk-based assets	9.56%	9.56%	9.10%	8.64%	8.52%	10.72%	10.72%	10.43%	10.31%	10.47%	10.45%	10.29%
Total capital / risk-based assets	12.16%	12.16%	11.64%	11.17%	11.07%	11.76%	11.76%	11.46%	11.35%	11.53%	11.52%	11.41%
Leverage ratio	7.29%	7.29%	6.95%	6.59%	7.78%	8.16%	8.16%	8.15%	8.10%	8.18%	8.16%	8.49%
Tangible capital ratio	5.62%	5.62%	5.44%	4.72%	4.67%	6.30%	6.30%	6.21%	6.33%	6.21%	6.43%	6.22%
Tangible capital ratio, excluding OCI	5.81%	5.81%	5.46%	5.11%	4.94%	6.41%	6.41%	6.29%	6.19%	6.29%	6.28%	5.74%
Tangible equity / risk-based assets	7.32%	7.32%	7.10%	6.17%	6.19%	8.26%	8.26%	8.05%	8.17%	8.00%	8.26%	8.43%
Loan Performance Data:												
Nonaccrual loans:												
Commercial	$ 8,803	$ 8,803	$ 9,424	$ 9,841	$ 10,803	$ 9,092	$ 9,092	$ 8,789	$ 7,915	$ 8,467	$ 11,267	$ 5,986
Real estate - commercial	3,181	3,181	4,747	2,513	2,478	371	371	1,457	1,508	1,816	1,774	1,823
Real estate - construction	720	720	559	559	559	559	559	559	559	4,159	4,159	4,331
Real estate - 1-4 family	1,413	1,413	1,373	1,263	1,920	548	548	457	525	743	581	2,274
Direct consumer	1,920	1,920	1,199	1,090	1,225	1,244	1,244	820	781	994	1,250	1,401
Indirect consumer	172	172	157	181	193	176	176	124	131	228	166	115
Total nonaccrual loans	16,209	16,209	17,459	15,447	17,178	11,990	11,990	12,206	11,419	16,407	19,197	15,930
Renegotiated / restructured loans	-	-	-	-	-	-	-	-	-	-	-	7,137
Nonperforming loans	16,209	16,209	17,459	15,447	17,178	11,990	11,990	12,206	11,419	16,407	19,197	23,067
Foreclosed real estate	2,727	2,727	4,088	4,195	4,033	2,878	2,878	2,711	2,905	3,270	3,736	5,812
Nonperforming assets	18,936	18,936	21,547	19,642	21,211	14,868	14,868	14,917	14,324	19,677	22,933	28,879
Loans past due 90 days + and still accruing	12,810	12,810	11,296	14,185	10,693	8,958	8,958	10,386	7,463	4,625	2,658	3,384
Reserve for loan losses (RLL):												
RLL	$ 62,370	$ 62,370	$ 62,370	$ 62,359	$ 62,320	$ 56,393	$ 56,393	$ 56,283	$ 56,262	$ 56,244	$ 56,718	$ 56,404
Loan loss provision	10,229	3,865	2,715	2,059	1,590	8,930	2,780	1,200	1,800	3,150	12,923	10,805
Net charge-offs by category:												
Commercial	5,783	2,800	1,060	998	925	4,193	1,225	418	799	1,751	7,058	3,398
Real estate - commercial	1,394	278	511	546	59	1,167	608	(1)	-	560	1,370	224
Real estate - construction	-	-	-	-	-	-	-	-	-	-	355	244
Real estate - 1-4 family	138	9	49	52	28	96	-	-	68	28	108	138
Consumer	2,872	778	1,084	457	553	3,799	837	762	915	1,285	3,718	5,546
Total net charge-offs	10,187	3,865	2,704	2,053	1,565	9,255	2,670	1,179	1,782	3,624	12,609	9,550
NPA ratios:												
Nonperforming loans / loans	0.32%	0.32%	0.34%	0.31%	0.34%	0.28%	0.28%	0.28%	0.27%	0.39%	0.46%	0.57%
Nonperforming assets / loans + foreclosed real estate	0.38%	0.38%	0.42%	0.39%	0.42%	0.35%	0.35%	0.35%	0.34%	0.47%	0.55%	0.71%
Nonperforming assets + loans past due 90 days / loans + foreclosed real estate	0.63%	0.63%	0.65%	0.67%	0.63%	0.55%	0.55%	0.59%	0.52%	0.58%	0.62%	0.79%
Nonperforming assets / total assets	0.22%	0.22%	0.25%	0.23%	0.24%	0.21%	0.21%	0.21%	0.20%	0.28%	0.33%	0.42%
Loan loss ratios:												
RLL / loans	1.25%	1.25%	1.23%	1.24%	1.24%	1.31%	1.31%	1.31%	1.33%	1.35%	1.37%	1.39%
RLL / nonperforming loans	384.79%	384.79%	357.24%	403.70%	362.79%	470.33%	470.33%	461.11%	492.71%	342.80%	295.45%	244.52%
Net charge-offs to average net loans	0.21%	0.30%	0.21%	0.16%	0.15%	0.22%	0.25%	0.11%	0.17%	0.36%	0.30%	0.28%

Footnotes:

(1) Tax equivalent basis reflects federal and state tax benefits.

(2) Annualized based on the number of days outstanding for each period presented.

Source of Information:

The information and statistical data contained herein have been prepared by First Midwest Bancorp, Inc. and have been derived or calculated from selected quarterly and period-end historical financial statements prepared in accordance with accounting principles generally accepted in the United States. The balance sheet and income statement information contained herein as of each year end, and for the years then ended, are derived from financial statements and footnote information audited by Ernst & Young LLP, First Midwest's independent external auditors. The quarterly balance sheet and income statement information contained herein is derived from quarterly financial statements and footnote information upon which Ernst & Young LLP has rendered a Quarterly Review Report.

First Midwest Bancorp, Inc. is under no obligation to update, keep current or continue to provide the information contained herein. This information is provided solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or establish any business relationships with First Midwest Bancorp, Inc. or any of its subsidiaries.